SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001 -40
REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON NOVEMBER 27th, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 9:30 a.m.

CHAIRMAN: Pedro Sampaio Malan.

QUORUM: More than a half of the elected members.

RESOLUCTION UNANIMOUSLY TAKEN:

Elected to the Board of Officers, with term of office until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30th, 2009, Messrs.: (i) Officer: (i.1) MAURICIO ROORDA, Brazilian citizen, married, engineer, bearer of Identity Card RG N. 778.562 -3 II-PR and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 040.910.698 -43, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 14th floor; (ii) Deputy Officers: (ii.1) SERGIO SOUZA FERNANDES JUNIOR Brazilian citizen, single, lawyer, bearer of Identity Card RG N. 4.008.519.301 SSP-RS and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 620.786.740 -87, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 7th floor and (ii.2) LAVINIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA, Brazilian citizen, single, lawyer, bearer of Identity Card RG N. 26.662.136 -3-SSP-SP and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 269.993.118 -70, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 7th floor.

São Paulo, November 27th, 2008. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Guilherme Affonso Ferreira, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Israel Vainboim and Vicente Falconi Campos.

São Paulo, November 27th, 2008.

_____________________________ ______________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.